EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

December 21, 2010	No. 10-29

Avalon Rare Metals Authorized to Trade on NYSE Amex

Toronto, ON -- Avalon Rare Metals Inc. (TSX: AVL, OTCQX: AVARF) (“Avalon” or the “Company”) is pleased to announce that its common shares have been authorized for listing on the NYSE Amex (“NYSE Amex”) in New York. The shares will begin trading on Wednesday, December 22, 2010 under the ticker symbol “AVL”. The Company will retain its primary listing on the Toronto Stock Exchange (“TSX”) also under the symbol “AVL”.

"We are pleased to welcome Avalon Rare Metals, a Canadian miner focused on the production of minerals critical to green energy technology and other growing high-tech applications, to NYSE Amex," said Scott Cutler, EVP and Co-Head of US Listings and Cash Equities, NYSE Euronext. "Avalon Rare Metals is a good fit to our family of NYSE Amex-listed companies and we look forward to being a strategic partner in Avalon's growth and to providing the company and its shareholders the highest levels of market quality, liquidity and global brand visibility."

Don Bubar, President and CEO of Avalon, stated: “Listing our shares on the NYSE Amex represents another significant milestone in the growth of the Company. We believe that this listing will provide better liquidity for our US investors and broaden our exposure to institutional investors both in the US and around the world.”

About Avalon Rare Metals Inc. (TSX & NYSE Amex: AVL) Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:  92,396,383.   Cash resources: approximately $37 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws, including the anticipated commencement of trading on the NYSE Amex on December 22, 2010. All statements, other than statements of historical fact, included herein are forward-looking statements and are based on the opinions and estimates of management at the time such statements are given, and involve various risks and uncertainties and other factors including factors that could cause actual events and future events to differ from those anticipated in the forward looking statements including the need for regulatory approval and the continued cooperation of the NYSE Amex.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.